SAMSUNG ELECTRONICS
SAMSUNG ELECTRONICS CO., LTD
SAMSUNG MAIN Bldg., 250 Taepyung Ro, 2Ga,
Choong Ku, Seoul, Korea, 100-742
TEL : 727-7114 FAX : 753-0967

02 APR 25 AM 11:05

02028646

April 22, 2002

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Name: Hyunseung Kim
Title: Associate

4/29

Earnings Release 1Q 2002

Samsung Electronics

April 2002

Disclaimer

The following material was prepared for the purpose of discussions with Samsung Electronics Co., Ltd.(SEC)'s investors only and has been prepared based on information currently available to the management of SEC.

Some of the information and data in the material have been prepared based on assumptions. There can be no assurance that the assumptions used by SEC are correct and even if they are, that the effect of such assumptions on SEC's business and results of operations will be as projected.

Therefore, SEC will not be responsible for individual investment decisions based solely upon this material.

Sales and Profit

(Unit : Trillion KRW)	Q1 '02	Q4 '01	Growth (%)
Sales	9.93	8.48	17%
Domestic	3.25	2.81	16%
Export	6.68	5.67	18%
Profit			
Pre-tax Profit	2.41	0.28	764%
Net Profit	1.91	0.40	373%

Q1 Results Analysis (Q-on-Q)

Memory

- ☐ Recovery of DRAM prices
- ☐ Widening of price gap between Contract & Spot
- ☐ Increasing DDR & 256M portion
- ☐ Continuous migration of design rules
- ☐ Growing Non-DRAM

Q1 Results Analysis (Q-on-Q)

LCD

- ☐ Solid demand across the board started from desktop panels
- ☐ Increasing small size panel production (Color HHP, PDA)

System LSI

- ☐ Relatively stable business

Q1 Results Analysis (Q-on-Q)

Telecommunication

☐ **Continuous growth of revenue and profit in spite of global slowdown of telecom industry**

☐ **Mobile Handsets**

- Shipment increase : 8.9M units in 4Q '01. → 9.5M units in 1Q '02.
- Domestic vs. Overseas = 25% : 75%
  - · Domestic : Contribution of color phones to revenue growth and higher ASP
  - · Export : Shipment increase of GSM in Europe and Asia but reduction of CDMA to the U.S.

☐ **Network Systems**

- Domestic : Expansion of cdma2000 1x and world-first commercialization of 1x EV-DO
- Export : Supply of ADSL in Taiwan and additional supply of CDMA equipment in China

Q1 Results Analysis (Q-on-Q)

Digital Media

☐ **Improving sales driven by strong demand for high-end products**

- Q-on-Q shipment Growth :
  Flat TV (21%), Projection TV (45%), LCD Monitor (68%), Note PC (52%), Digital Camcorder (17%)

☐ **Enhancing market dominance of the leading products**

- Maintaining #1 M/S in global LCD monitor market
- Reaching 50% M/S in domestic PC market
- Maintaining #2 position in global DVDP market

Home Appliances

☐ **Improving sales & profit with rising demand for key products** (Air-conditioners)

- Strong export and pre-order sales in domestic market

Sales by Division

(Unit: Trillion KRW)	**Q1 '02**	*(Weight)*	Q4 '01	*(Weight)*	Growth
Semiconductor	**2.97**	**(30%)**	2.05	*(24%)*	45%
Memory	1.88	(19%)	1.10	*(13%)*	71%
TFT-LCD	0.75	(7.5%)	0.66	*(8%)*	13%
System LSI	0.34	(3.5%)	0.29	*(3%)*	19%
Telecommunication	**2.94**	**(30%)**	2.64	*(31%)*	*11%*
Wireless Handsets	2.44	(25%)	2.19	*(26%)*	*11%*
Digital Media	**2.67**	**(27%)**	2.50	*(30%)*	*6%*
Home Appliance	**0.92**	**(9%)**	0.75	*(9%)*	*23%*
Total	**9.93**	**(100%)**	8.48	*(100%)*	*17%*

Operating Profit by Division

(Unit: Trillion KRW)	Q1 '02	*(Profit Margin)*	Q4 '01	*(Profit Margin)*	*Profit Margin Change*
Semiconductor	**0.99**	**(33%)**	- 0.21	*(-10%)*	*43%* point
Telecommunication	**0.80**	**(27%)**	0.49	*(18%)*	*9%* point
Digital Media	**0.20**	**(7.6%)**	0.03	*(1.3%)*	*6%* point
Home Appliance	**0.11**	**(12%)**	- 0.03	*(- 4%)*	*16%* point
Total	**2.10**	**(21%)**	0.07	*(0.8%)*	*20%* point

Financial Analysis

(Unit: Trillion KRW)	End of Mar. '02	End of Dec. '01	Change
Assets	**29.60**	**27.92**	**1.68**
Liabilities	**7.87**	**8.45**	**- 0.58**
(Debt)	*(2.54)*	*(2.70)*	*(- 0.16)*
Shareholders' Equity	**21.73**	**19.47**	**2.26**
(Paid-in Capital)	*(0.88)*	*(0.88)*	*(0.003)*
Debt / Equity Ratio	***12%***	***14%***	***- 2%*** point
Net Debt / Equity Ratio	***- 7%***	***- 1%***	***- 6%*** point
R O E*	**37%**	**8%**	**29%** point
Profitability (Net Income/ Sales)	0.19	0.05	0.14
Asset Turnover (Sales / Asset)	1.38	1.22	0.16
Leverage (Asset / Equity)	1.40	1.45	- 0.05

* *Annualized*

Debt Outstanding

(Unit: Trillion KRW)	End of Mar. '02	End of Dec. '01	Change
Parent	**2.54**	**2.70**	**- 0.16**
Won Denominated	1.03	1.07	- 0.04
F/C Denominated	1.51	1.63	- 0.12
(Billion US$)	*($1.13)*	*($1.31)*	*(- $0.18)*
Overseas Subsidiaries	**1.22**	**1.25**	**- 0.03**
(Billion US$)	*($0.92)*	*($0.94)*	*(- $0.02)*
Total	**3.75**	**3.95**	**- 0.20**

Profitability Analysis

(Unit: Trillion KRW)	Q1 '02	Q4 '01	Growth (Change)
Sales	**9.93**	8.48	17%
Gross Profit	**3.38**	1.82	86%
(%)	*(34%)*	*(22%)*	*(12% point)*
SG & A	***1.28***	*1.75*	*- 27%*
(%)	*(13%)*	*(21%)*	*(- 8% point)*
Operating Profit	**2.10**	0.07	2,940%
(%)	*(21%)*	*(0.8%)*	*(20% point)*
Pre-Tax Profit	**2.41**	0.28	764%
(%)	*(24%)*	*(3%)*	*(21% point)*
Net Profit	**1.91**	0.40	373%
(%)	*(19%)*	*(5%)*	*(14% point)*